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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           Hanover Compressor Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   410768 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

              Dean Ferris, c/o Schlumberger Technology Corporation,
              300 Schlumberger Drive, MD:23, Sugarland, Texas 77478
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 31, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Sections 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE SOLICITATION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (03-00)

CUSIP NO.        410768 10 5
--------------------------------------------------------------------------------

        1.          Names of Reporting Persons.
                    I.R.S. Identification Nos. of above persons (entities only).
                    ------------------------------------------------------------

                    Schlumberger Technology Corporation   22-1692661
------------------- ------------------------------------------------------------

        2.          Check the Appropriate Box if a Member of a Group
                    (See Instructions)

                    (a)  .......................................................

                    (b)  .......................................................
------------------- ------------------------------------------------------------

        3.          SEC Use Only  ..............................................
------------------- ------------------------------------------------------------

        4.          Source of Funds (See Instructions) 00.......................
------------------- ------------------------------------------------------------

        5.          Check if Disclosure of Legal Proceedings Is Required
                    Pursuant to Items 2(d) or 2(e)..............................
------------------- ------------------------------------------------------------

        6.          Citizenship or Place of Organization        Texas
------------------- ------------------------------------------------------------

------------------- ------------------------------------------------------------

Number of           7.     Sole Voting Power                             51,491
Shares Bene-      --------------------------------------------------------------
ficially by
Owned by Each       8.     Shared Voting Power                              0
Reporting         --------------------------------------------------------------
Person With
                    9.     Sole Dispositive Power                        51,491
                  --------------------------------------------------------------

                    10.    Shared Dispositive Power                         0
--------------------------------------------------------------------------------

       11.          Aggregate Amount Beneficially Owned by Each Reporting
                    Person                                               51,491
------------------- ------------------------------------------------------------

       12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
------------------- ------------------------------------------------------------

       13.          Percent of Class Represented by Amount in Row (11)      0.1%
------------------- ------------------------------------------------------------

       14.          Type of Reporting Person (See Instructions)

                    CO..........................................................
                    ............................................................
                    ............................................................
                    ............................................................
                    ............................................................

CUSIP NO.        410768 10 5
--------------------------------------------------------------------------------

        1.          Names of Reporting Persons.
                    I.R.S. Identification Nos. of above persons (entities only).

                    Schlumberger Surenco S.A.
------------------- ------------------------------------------------------------

        2.          Check the Appropriate Box if a Member of a Group
                    (See Instructions)

                    (a)  .......................................................

                    (b)  .......................................................
------------------- ------------------------------------------------------------

        3.          SEC Use Only  ..............................................
------------------- ------------------------------------------------------------

        4.          Source of Funds (See Instructions) 00.......................
------------------- ------------------------------------------------------------

        5.          Check if Disclosure of Legal Proceedings Is Required
                    Pursuant to Items 2(d) or 2(e)..............................
------------------- ------------------------------------------------------------

        6.          Citizenship or Place of Organization      Panama
------------------- ------------------------------------------------------------

------------------- ------------------------------------------------------------

Number of           7.     Sole Voting Power                           6,762,479
Shares Bene-      --------------------------------------------------------------
ficially by
Owned by Each       8.     Shared Voting Power                                 0
Reporting         --------------------------------------------------------------
Person With
                    9.     Sole Dispositive Power                      6,762,479
                  --------------------------------------------------------------

                    10.    Shared Dispositive Power                            0
--------------------------------------------------------------------------------

       11.          Aggregate Amount Beneficially Owned by Each Reporting
                    Person                                             6,762,479
------------------- ------------------------------------------------------------

       12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
------------------- ------------------------------------------------------------

       13.          Percent of Class Represented by Amount in Row (11)     17.5%
------------------- ------------------------------------------------------------

       14.          Type of Reporting Person (See Instructions)

                    CO..........................................................
                    ............................................................
                    ............................................................
                    ............................................................
                    ............................................................

CUSIP NO.        410768 10 5
--------------------------------------------------------------------------------

        1.          Names of Reporting Persons.
                    I.R.S. Identification Nos. of above persons (entities only).

                    Schlumberger Oilfield Holdings Ltd.
------------------- ------------------------------------------------------------

        2.          Check the Appropriate Box if a Member of a Group
                    (See Instructions)

                    (a)  .......................................................

                    (b)  .......................................................
------------------- ------------------------------------------------------------

        3.          SEC Use Only  ..............................................
------------------- ------------------------------------------------------------

        4.          Source of Funds (See Instructions) 00.......................
------------------- ------------------------------------------------------------

        5.          Check if Disclosure of Legal Proceedings Is Required
                    Pursuant to Items 2(d) or 2(e)..............................
------------------- ------------------------------------------------------------

        6.          Citizenship or Place of Organization      Cayman Islands
------------------- ------------------------------------------------------------

------------------- ------------------------------------------------------------

Number of           7.     Sole Voting Power                             366,158
Shares Bene-      --------------------------------------------------------------
ficially by
Owned by Each       8.     Shared Voting Power                                 0
Reporting         --------------------------------------------------------------
Person With
                    9.     Sole Dispositive Power                        366,158
                  --------------------------------------------------------------

                    10.    Shared Dispositive Power                            0
--------------------------------------------------------------------------------

       11.          Aggregate Amount Beneficially Owned by Each Reporting
                    Person                                               366,158
------------------- ------------------------------------------------------------

       12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
------------------- ------------------------------------------------------------

       13.          Percent of Class Represented by Amount in Row (11)      0.9%
------------------- ------------------------------------------------------------

       14.          Type of Reporting Person (See Instructions)

                    CO..........................................................
                    ............................................................
                    ............................................................
                    ............................................................
                    ............................................................

CUSIP NO.        410768 10 5
--------------------------------------------------------------------------------

        1.          Names of Reporting Persons.
                    I.R.S. Identification Nos. of above persons (entities only).

                    Camco International Inc.   13-3517570
------------------- ------------------------------------------------------------

        2.          Check the Appropriate Box if a Member of a Group
                    (See Instructions)

                    (a)  .......................................................

                    (b)  .......................................................
------------------- ------------------------------------------------------------

        3.          SEC Use Only  ..............................................
------------------- ------------------------------------------------------------

        4.          Source of Funds (See Instructions) 00.......................
------------------- ------------------------------------------------------------

        5.          Check if Disclosure of Legal Proceedings Is Required
                    Pursuant to Items 2(d) or 2(e)..............................
------------------- ------------------------------------------------------------

        6.          Citizenship or Place of Organization        Delaware
------------------- ------------------------------------------------------------

------------------- ------------------------------------------------------------

Number of           7.     Sole Voting Power                           6,762,479
Shares Bene-      --------------------------------------------------------------
ficially by
Owned by Each       8.     Shared Voting Power                                 0
Reporting         --------------------------------------------------------------
Person With
                    9.     Sole Dispositive Power                      6,762,479
                  --------------------------------------------------------------

                    10.    Shared Dispositive Power                            0
--------------------------------------------------------------------------------

       11.          Aggregate Amount Beneficially Owned by Each Reporting
                    Person                                             6,762,479
------------------- ------------------------------------------------------------

       12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
------------------- ------------------------------------------------------------

       13.          Percent of Class Represented by Amount in Row (11)     17.5%
------------------- ------------------------------------------------------------

       14.          Type of Reporting Person (See Instructions)

                    CO..........................................................
                    ............................................................
                    ............................................................
                    ............................................................
                    ............................................................

CUSIP NO.        410768 10 5
--------------------------------------------------------------------------------

        1.          Names of Reporting Persons.
                    I.R.S. Identification Nos. of above persons (entities only).

                    Operational Services, Inc.   76-0313484
------------------- ------------------------------------------------------------

        2.          Check the Appropriate Box if a Member of a Group
                    (See Instructions)

                    (a)  .......................................................

                    (b)  .......................................................
------------------- ------------------------------------------------------------

        3.          SEC Use Only  ..............................................
------------------- ------------------------------------------------------------

        4.          Source of Funds (See Instructions) 00.......................
------------------- ------------------------------------------------------------

        5.          Check if Disclosure of Legal Proceedings Is Required
                    Pursuant to Items 2(d) or 2(e)..............................
------------------- ------------------------------------------------------------

        6.          Citizenship or Place of Organization        Texas
------------------- ------------------------------------------------------------

------------------- ------------------------------------------------------------

Number of           7.     Sole Voting Power                              97,261
Shares Bene-      --------------------------------------------------------------
ficially by
Owned by Each       8.     Shared Voting Power                                 0
Reporting         --------------------------------------------------------------
Person With
                    9.     Sole Dispositive Power                         97,261
                  --------------------------------------------------------------

                    10.    Shared Dispositive Power                            0
--------------------------------------------------------------------------------

       11.          Aggregate Amount Beneficially Owned by Each Reporting
                    Person                                                97,261
------------------- ------------------------------------------------------------

       12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
------------------- ------------------------------------------------------------

       13.          Percent of Class Represented by Amount in Row (11)      0.3%
------------------- ------------------------------------------------------------

       14.          Type of Reporting Person (See Instructions)

                    CO..........................................................
                    ............................................................
                    ............................................................
                    ............................................................
                    ............................................................

CUSIP NO.        410768 10 5
--------------------------------------------------------------------------------

        1.          Names of Reporting Persons.
                    I.R.S. Identification Nos. of above persons (entities only).

                    Schlumberger Limited
------------------- ------------------------------------------------------------

        2.          Check the Appropriate Box if a Member of a Group
                    (See Instructions)

                    (a)  .......................................................

                    (b)  .......................................................
------------------- ------------------------------------------------------------

        3.          SEC Use Only  ..............................................
------------------- ------------------------------------------------------------

        4.          Source of Funds (See Instructions) 00.......................
------------------- ------------------------------------------------------------

        5.          Check if Disclosure of Legal Proceedings Is Required
                    Pursuant to Items 2(d) or 2(e)..............................
------------------- ------------------------------------------------------------

        6.          Citizenship or Place of Organization    Netherlands Antilles
------------------- ------------------------------------------------------------

------------------- ------------------------------------------------------------

Number of           7.     Sole Voting Power                                   0
Shares Bene-      --------------------------------------------------------------
ficially by
Owned by Each       8.     Shared Voting Power                                 0
Reporting         --------------------------------------------------------------
Person With
                    9.     Sole Dispositive Power                              0
                  --------------------------------------------------------------

                    10.    Shared Dispositive Power                            0
--------------------------------------------------------------------------------

       11.          Aggregate Amount Beneficially Owned by Each Reporting
                    Person                                             8,707,693
------------------- ------------------------------------------------------------

       12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
------------------- ------------------------------------------------------------

       13.          Percent of Class Represented by Amount in Row (11)     22.5%
------------------- ------------------------------------------------------------

       14.          Type of Reporting Person (See Instructions)

                    CO..........................................................
                    ............................................................
                    ............................................................
                    ............................................................
                    ............................................................

ITEM 1.  SECURITY OF ISSUER

This statement on Schedule 13-D relates to common stock, par value $.001 per share, of Hanover Compressor Company (the "Hanover Stock") and is being filed pursuant to Rule 13d-1 under the Securities and Exchange Act of 1934, as amended. The principal executive offices of the Issuer is located at 12001 North Houston Rosslyn, Houston, Texas 77806.

ITEM 2.  IDENTITY AND BACKGROUND

The name of the reporting persons filing this statement are Schlumberger Limited, a company incorporated in the Netherlands Antilles ("SLB"), Schlumberger Technology Corporation, a company incorporated in Texas ("STC"), Camco International, Inc., a company incorporated in Delaware ("CII"), Schlumberger Surenco S.A., a company incorporated in Panama ("Surenco"), Operational Services, Inc., a Company incorporated in Texas ("OSI"), and Schlumberger Oilfield Holdings Ltd., a company incorporated in the British Virgin Islands ("SOHL," and together with SLB, STC, CII, Surenco and OSI, the "Schlumberger Companies"). SLB owns, directly or indirectly, all of the equity interests of each of STC, CII, Surenco, OSI and SOHL and thus may be deemed to beneficially own all of the Hanover Stock owned by the other Schlumberger Companies. The directors and executive officers of each of SLB, STC, CII, Surenco, OSI and SOHL are set forth on Schedule I hereto.

The address for the principal executive offices of the Schlumberger Companies are as follows:

                  153 East 53rd Street, 57th Floor
                  New York, New York  10022

                  42 Rue Saint-Dominique
                  Paris, France  75007

                  Park Straat 83
                  The Hague, The Netherlands  2514 JG

The principal business of the Schlumberger Companies is to engage, directly or indirectly, in two primary business segments: (i) Oilfield Services, which is organized into three product groups: Reservoir Evaluation, Reservoir Development, and Reservoir Management, that provide exploration and production services required during the life of an oil and gas reservoir to the petroleum industry; and (ii) Schlumberger Sema, which provides design, implementation, operations and management of information systems and IT-related consulting services, smart card-based solutions, semiconductor test, metrology and handling systems and services, and corporate IP (internet protocol) and network solutions to customers.

During the past five years, none of SLB, STC, CII, Surenco, OSI and SOHL or, to the best of their knowledge, any of the persons listed on Schedule I hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment decree or final order enjoining future violations of, or prohibiting or mandating any activities subject to, federal or state securities laws or finding any violation of such laws except as follows:

On July 27, 1999, the US Department of Justice filed petitions against SLB and Smith International, Inc., with the United States District Court in Washington, D.C., alleging civil and criminal contempt in connection with the completion of the MI drilling fluids joint venture transaction between SLB and Smith. The petitions alleged that the transaction violated a 1994 consent decree entered in U.S. v. Baroid Corporation (the "Baroid decree"). On December 9, 1999, SLB, Smith and the Department of Justice agreed to settle the civil contempt claim. The Court subsequently found Smith and SLB in criminal contempt and fined each $750,000. The December 22, 1999 order approving the civil settlement agreement provides for the modification of the Baroid decree, with the consent of the Department of Justice, to remove the reference to "Schlumberger Ltd." from the Baroid decree, and for disgorgment of the net income of the joint venture from the time of its creation through the date of the settlement agreement. SLB's share of the amount payable in connection with the settlement was $6.34 million. On March 13, 2000, following expiration of a public comment period regarding the proposed modification, the Court signed the order modifying the Baroid decree.

The attached Schedule I is a list of the executive officers and directors of SLB, STC, CII, Surenco, OSI and SOHL which contain the following information with respect to each such person: (i) name, (ii) business address, (iii) present principal occupation or employment and the name, principal business address and address of any corporation or other organization in which such employment is conducted, and (iv) citizenship.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On June 28, 2001, the Issuer, Hanover Compression Limited Partnership, STC, CII, Surenco and SOHL entered into a Purchase Agreement (the "Purchase Agreement"), pursuant to which on August 31, 2001, the Issuer acquired equity interests in certain companies engaged in, and assets used in connection with, the gas compression business of the Schlumberger group of companies. Hanover Compression Limited Partnership acquired: (i) 100% of the issued and outstanding shares of the capital stock of Productions Operators Corporation, a Delaware corporation, from CII, (ii) a 35.5% equity interest in and a $7,952,000 note to Harwat International Finance N.V., a Curacao limited liability company, from SOHL (iii) a 30% equity interest in and a $79,185,000 loan to WilPro Energy Service (PIGAP II) Limited, a Cayman Islands company, from Surenco and (iv) the assets of Operational Services, Inc.'s Mechanical Services Group ((i) through (iv) is referred to herein as the "Purchase"). In addition, pursuant to the Purchase Agreement, STC, SOHL and Hanover Compression Limited Partnership entered into an Alliance Agreement.

The purchase price paid by Hanover for the assets and the Alliance Agreement consisted of (i) Two Hundred Seventy Million Dollars ($270,000,000) in cash (subject to certain true up provisions and a possible additional $58,000,000 payment upon the occurrence of certain events), (ii) a promissory note in the principal amount of One Hundred Fifty Million Dollars ($150,000,000), and
(iii) 8,707,693 shares of Hanover Stock.

ITEM 4.  PURPOSE OF TRANSACTION

The shares of Hanover Stock received by the Schlumberger Companies were acquired as partial consideration for certain equity interests of companies engaged in, assets used in connection with, and an Alliance Agreement related to the gas compression business conducted by the Schlumberger Companies. The shares of Hanover Stock are being held for investment purposes by the Schlumberger Companies.

It is currently expected that following the consummation of the Purchase, the business and operations of Hanover will continue to be conducted as they have historically been conducted. Except as described below, the Schlumberger Companies have no present plans or proposals that would result in any extraordinary corporate transaction, such as a merger, reorganization, liquidation involving Hanover or any of its subsidiaries, or purchase or sale or transfer of a material amount of assets of Hanover or any of its subsidiaries or any other material changes to Hanover's capitalization, dividend policy, corporate structure, business or composition of the board of directors of Hanover or the management of Hanover. Pursuant to the Purchase Agreement, the Schlumberger Companies are entitled to appoint one director to the Board of Directors of Hanover until the later to occur of (i) the fifth anniversary of the consummation of the Purchase Agreement and (ii) the termination of the Alliance Agreement, so long as the Schlumberger Companies hold an aggregate of at least five percent (5%) of Hanover's issued and outstanding capital stock. If the Schlumberger Companies' designee is not elected to Hanover's Board of Directors, Hanover shall take all actions necessary, subject to applicable laws and New York Stock Exchange rules, to appoint a designee of the Schlumberger Companies.

The Schlumberger Companies intend to review continuously their position in Hanover. Depending upon future evaluations of the business prospects of Hanover and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Schlumberger Companies may retain or from time to time increase their holdings or dispose of all or a portion of their holdings of Hanover, subject to any applicable legal and contractual restrictions on the ability to do so. The Schlumberger Companies are contractually prohibited, except upon the occurrence of certain events, from (i) selling their shares of Hanover Stock prior to June 28, 2004 or (ii) increasing their collective holdings of Hanover Stock to more than 25% outstanding shares during such period.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

(a) On August 31, 2001, the Schlumberger Companies acquired an aggregate of 8,707,693 shares of Hanover Stock in the Purchase. The holdings of the individual Schlumberger Companies are as follows:

         COMPANY               SHARES                PERCENTAGE
         -------               ------                ----------
         STC                      51,491                0.1%
         CII                   6,762,479               17.5%
         Surenco               1,430,304                3.7%
         SOHL                    366,158                0.9%
         OSI                      97,261                0.3%

         Total                 8,707,693               22.5%

SLB, as the direct or indirect owner of all of the other Schlumberger Companies, may be deemed to beneficially own all 8,707,693 shares of Hanover Stock owned by the Schlumberger Companies.

(b) Each of the Schlumberger Companies (other than SLB) has sole voting and dispositive power with respect to the number of shares of Hanover Stock set forth opposite its name in the table above.

(c) Except as described herein, none of SLB, STC, CII, Surenco, OSI or SOHL or, to the best of their knowledge, any other person referred to in Schedule I attached hereto, beneficially owns or has acquired or disposed of any Hanover Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as described herein, none of SLB, STC, CII, Surenco, OSI or SOHL or, to the best of their knowledge, any other person referred to in Schedule I attached hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of Issuer, including, but not limited to, transfers or voting of any securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of any proxies.

1.       Registration Rights Agreement

Pursuant to the Lock-Up, Standstill and Registration Rights Agreement dated August 31, 2001, between STC, CII, Surenco, SOHL, OSI and Hanover (the "Rights Agreement"), Hanover has granted to each of the Schlumberger Companies certain registration rights in connection with their receipt of the Hanover Stock. The registration rights granted to the Schlumberger Companies include (i) the right, subject to certain restrictions, to register the Hanover Stock in any registration of securities initiated by Hanover within the period of time beginning on the third anniversary of the date of the Rights Agreement and ending on the tenth anniversary of the date of the Rights Agreement, and (ii) the right, subject to certain restrictions, to demand up to five registrations of the Hanover Stock within the period of time beginning on the third anniversary of date of the Rights Agreement and ending on the tenth anniversary of the date of the Rights Agreement.

Also pursuant to the Rights Agreement, neither STC nor any of its affiliates will directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any of the Hanover Stock or any options or warrants to purchase any Hanover Stock, or any securities convertible into, exchangeable for or that represent the right to receive such Hanover Stock beginning on the date of the Rights Agreement through the tenth anniversary of the date of the Rights Agreement.

In addition, the Rights Agreement specifies that neither STC nor any of its affiliates shall, without the prior written consent of Hanover, (i) seek or cause or participate in any transaction which would cause STC and its affiliates to own, directly or indirectly, greater than twenty-five percent (25%) of the shares of Common Stock of Hanover then outstanding, (ii) make any public announcement with respect to, or submit a proposal for, any extraordinary transaction involving Hanover, (iii) form or join in any group with respect to the matters set forth in (i) above, or (iv) enter into discussions or arrangements with any third party with respect to matters set forth in (i) or advise assist other take any other action with respect to the foregoing.

2.       The Purchase Agreement

Pursuant to the Purchase Agreement, Hanover Compression Limited Partnership and Hanover have agreed to use commercially reasonable efforts to cause WilPro Energy Services (PIGAP II) Limited to accomplish substantial completion of the project in accordance with the PIGAP II Services Agreement, dated as of April 16, 1999 between PDVSA PETROLEO Y GAS S.A. and WilPro Energy Services (PIGAP II) Limited, and any tests necessary for the PIGAP II financing to become non-recourse to Hanover and its affiliates on or before December 31, 2002. If such conditions are not met on or prior to December 31, 2002, Hanover Compression Limited Partnership may force Surenco to repurchase the equity interest and note purchased from Surenco.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

The following documents are hereby filed as exhibits:

1. Purchase Agreement dated June 28 2001, by and among Schlumberger Technology Corporation, Schlumberger Oilfield Holdings Limited, Schlumberger Surenco S.A., Camco International Inc., Hanover Compressor Company and Hanover Compression Limited Partnership.

2. Lock-Up, Standstill and Registration Rights Agreement dated August 31, 2001, by and among Schlumberger Technology Corporation, Schlumberger Oilfield Holdings Limited, Schlumberger Surenco S.A., Camco International, Inc. and Hanover Compressor Company.

3. Amendment No. 1 to the Purchase Agreement dated as of August 30, 2001, by and among Schlumberger Technology Corporation, Schlumberger Oilfield Holdings Limited, Schlumberger Surenco S.A., Camco International Inc., Hanover Compressor Company and Hanover Compression Limited Partnership.

                                   SCHEDULE I
                        DIRECTORS AND EXECUTIVE OFFICERS
                          OF THE SCHLUMBERGER COMPANIES


Set forth below is the name and present principal occupation or employment of each executive officer and member of the board of directors of each of the Schlumberger Companies. The business address of each is c/o Schlumberger Technology Corporation, 300 Schlumberger Drive, Sugar Land, Texas 77478. Each person is, unless indicated below, a citizen of the United States.

NAME AND POSITION                           PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT                      CITIZENSHIP
SLB
         DIRECTORS

         Don E. Ackerman                    Private Investor                                                U.S.A.

         D. Euan Baird                      Chairman of the Board and Chief Executive Officer of            U.K.
                                            Schlumberger Limited
         John Deutch                        Institute Professor, Massachusetts Institute of Technology,     U.S.A.
                                            Cambridge Massachusetts
         Victor E. Grijalva                 Vice Chairman and Executive Vice President of Schlumberger      Ecuador
                                            Limited
         Andre Levy-Lang                    Private Investor                                                France

         John C. Mayo                       Finance Director of General Electric Company, plc, London,      U.K.
                                            England
         William T. McCormick, Jr.          Chairman and Chief Executive Officer of CMS Energy Corp.,       U.S.A.
                                            Dearborn, Michigan
         Didier Primat                      President of Primwest Holdings N.V., Curacao, Netherlands       France
                                            Antilles
         Nicolas Seydoux                    Chairman and Chief Executive                                    France
                                            Officer of Gaumont, Paris, France
         Linda Gillespie Stuntz             Partner of the law firm
                                            Stuntz, Davis & Staffer, P.C., Washington, D.C.                 U.S.A.
         Sven Ullring                       Independent Advisor, Hovik, Norway                              Norway
         Yoshihiko Wakumuto                 Adviser to Toshiba Corporation, Tokyo, Japan                    Japan

         EXECUTIVE OFFICERS

         D. Euan Baird                      Chairman of the Board and Chief Executive Officer               U.K.
         Jack Liu                           Executive Vice President and Chief Financial Officer            U.S.A.
         Victor Grijalva                    Vice Chairman                                                   Ecuador
         Andrew Gould                       Executive Vice President, Oilfield Services Division            U.K.
         Irwin Pfister                      Executive Vice President, Schlumberger Sema Division            U.S.A.


STC
         DIRECTORS

         David S. Browning                  VP, Secretary & General Counsel                                 U.S.A.

         Gary Kolstad                       OFS GeoMarket Manager, US Land                                  U.S.A.

         Arthur Lindenauer                  Chairman, STC                                                   U.S.A.

         Rex Ross                           President, North & Central America Schlumberger Sema            U.S.A.

         OFFICERS

         Arthur Lindenauer                  Chairman, STC                                                   U.S.A.

         Vacancy                            President                                                       N/A

         David S. Browning                  Vice President                                                  U.S.A.

         Roseline Chapel-Delayne            Vice President                                                  France

         Peter A. Goode                     Vice President                                                  Australia

         Gary Kolstad                       Vice President                                                  U.S.A.

         David Mullen                       Vice President                                                  Ireland

         Julio M. Quintana                  Vice President                                                  U.S.A.

         William Coates                     VP & GM Austin Tech Center                                      U.S.A.

         Sophie Zurquiyah Rousset           VP & GM Sch Conveyance & Delivery                               U.S.A./France

         Francois Auzerais                  VP & GM Sch Doll Research Center                                U.S.A.

         Joe Goss                           VP Sch Reservoir Completions Center                             U.S.A.

         David Malone                       VP Sch Reservoir Completions Center                             U.S.A.

         Tom Zimmerman                      VP Sugar Land Product Center                                    U.S.A.

         David S. Browning                  Secretary                                                       U.S.A.

         Terry D. Keller                    Treasurer                                                       U.S.A.



SURENCO

         DIRECTORS

         Brendan Connolly                   OFS GeoMarket Mgr. - VTT                                        U.K.


         Joseph Kantarjian                  OFS GeoMarket Controller - VTT                                  Lebanon/Venezuela

         Marc Ribas                         OFS GeoMarket Personnel Mgr - VTT                               France

         OFFICERS

         Brendan Connolly                   President                                                       U.K.

         Orlando Vaca                       Vice President                                                  Bolivia

         Jean-Francois Bauer                Secretary                                                       France

         Joseph Kantarjian                  Treasurer                                                       Lebanon/Venezuela

SOHL

         DIRECTORS

         Glen Beadon                        Operations Mgr Anadrill - VTT                                   Trinidad/Venezuela

         Joseph Kantarjian                  OFS GeoMarket Controller - VTT                                  Lebanon/Venezuela

         Khalid M. Houh                     Business Manager, Reservoir Evaluation                          Saudi Arabia


         OFFICERS


         Khalid M. Houh                     Business Manager, Reservoir Evaluation                          Saudi Arabia

         Joseph Kantarjian                  Treasurer                                                       Lebanon/Venezuela

CII

         DIRECTORS

         David S. Browning                  Vice President and Secretary & General Counsel of STC           U.S.A.

         Arthur Lindenauer                  Chairman - STC                                                  U.S.A.

         OFFICERS

         Rene J. Huck                       President and Chief Executive Officer                           France

         Lias J. Steen                      Vice President                                                  U.S.A.

         John D. Deane                      Vice President Drilling Technology                              U.S.A.

         Lias J. Steen                      Secretary & General Counsel                                     U.S.A.

         Allen Wienecke                     Treasurer                                                       U.S.A.


OSI

         DIRECTORS

         Antonio Campo                      President, IPM                                                  Columbia

         Kenneth Trice                      President, OSI                                                  U.S.A.

         OFFICERS

         Kenneth Trice                      President                                                       U.S.A.

         Antonio Campo                      Vice President                                                  Columbia

         Kenneth Trice                      Secretary                                                       U.S.A.

         Ann Bruso Webb                     Assistant Secretary                                             U.S.A.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SCHLUMBERGER LIMITED                                               SCHLUMBERGER OILFIELD HOLDINGS LTD.


By:   /s/  Victor Grijalva                                         By:   /s/  Joseph Kantarjian
      -----------------------------------------------                    -----------------------------------------------
      Name:  Victor Grijalva                                             Name:  Joseph Kantarjian
      Title: Vice Chairman and Executive Vice President                  Title:  Director and Treasurer


SCHLUMBERGER TECHNOLOGY CORPORATION                                SCHLUMBERGER SURENCO S.A.


By:   /s/  Peter A. Goode                                          By:   /s/  Orlando Vaca
      -----------------------------------------------                    -----------------------------------------------
      Name:  Peter A. Goode                                              Name:  Orlando Vaca
      Title:  Vice President                                             Title:  Vice President


CAMCO INTERNATIONAL INC.                                           OPERATIONAL SERVICES, INC.


By:   /s/  Lias J. Steen                                           By:   /s/  Kenneth Trice
      -----------------------------------------------                    -----------------------------------------------
      Name:  Lias J. Steen                                               Name:  Kenneth Trice
      Title:  Vice President                                             Title:  President







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